STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
TO CERTIFICATE OF INCORPORATION

The Corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “GCLD”) does hereby certify:

FIRST: That at a meeting of the Directors of BSI2000, INC., resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, That the Certificate of Incorporation of the Corporation shall be amended by changing Article V thereof such that, as amended, said Article shall be and read as follows:

The maximum number of shares of stock that this Corporation is authorized to have outstanding at any one time is 400,000,000 shares. Of such shares, 400,000,000 shall be common stock having par value $0.001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the GCLD at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the GCLD.

FOURTH: That the capital of the Corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 22nd day of July, 2005.

By:	/s/ Jack Harper
Jack Harper
Title: Chairman and President